UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF: 90.400.888/0001-42

NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”) in attendance to the Official Letter 958/2017-SAE received on November 14th 2017, pursuant to which Comissão de Valores Mobiliários (“CVM”) inquired the Company about the contents of the news published on the Newspaper named “Folha de São Paulo” (local paper), “market” section, on November 14, 2017, under the title “Santander´s Officer is accused in Operação Zelotes”, hereby clarifies to CVM and the market as follows.

I. OFFICIAL LETTER nº 373/2017/CVM/SEP/GEA-1:

“Rio de Janeiro, November 14th, 2017.

To Mr.

Angel Santodomingo Martell

Investors´Relations Officer of

BANCO SANTANDER (BRASIL) S.A.

Avenida Presidente Juscelino Kubitschek, 2041/2235-Bl A 27ª - Vila Olimpia

São Paulo - SP

ZIP Code: 04543-011

Email:  ri@santander.com.br

c/c:emissores@b3.com.br

Ref.: Request for clarification on news in the press

Dear Sir,

  We refer to the news published on this date in the newspaper Folha de São Paulo, Market section, under the heading "Santander's Officer is denounced in Operação Zelotes", which includes the following statements:

The Federal Public Prosecutor's Office (MPF) in Brasilia denounced on Monday (13) the Tax Planning Officer of Santander, Reginaldo Antônio Ribeiro, and three other people for involvement in a supposed corruption scheme in the Federal Revenue that would have benefited the bank with R$ 83 million in tax credits.

The case was investigated in Operação Zelotes. According to the complaint, obtained by Folha, the bank simulated a consulting contract with an office in 2013, whose real purpose would be to buy favorable decisions in the Special Revenue Office of the Financial Institutions Revenue in São Paulo (Deinf-SP).

Zelotes points out that auditor Eduardo Cerqueira Leite, who was in the unit, received bribes from the consulting company to give Santander victory in tax administrative processes of its interest, which dealt with tax refunds or compensation. The server is accused of heading a criminal nucleus aimed at benefiting banks.

The Attorney General's Office in the Federal District maintains that Cerqueira Leite sought banks to offer his "services" and prepared the strategy to be adopted by the institutions in the processes in which he himself, as an auditor, dispatched.

MPF claims that Santander hired Lupe Consultoria e Assessoria, a company with no tradition in the tax market and without employees, to act in the tax credit recoveries. Even so, the bank's lawyers continued to work on the lawsuits.

After the hiring, the bank had favorable decisions of Cerqueira Leite in three cases, benefiting Santander in R$ 83 million. Lupe then received R$ 5 million as "success fee”.

To Santander´s Officer is assigned the crime of active corruption, as well as laundering and criminal organization. Ribeiro was in charge of the negotiations with Lupe Consultoria. During the investigation, he justified in testimony that hiring was for regular services. Zelotes, however, claims that the executive "knew he was dealing with criminals”.

The MPF asks that those involved be ordered to reimburse the treasury in R$ 5 million, adjusted, and pay another R$ 8 million for collective moral damages.

2. In view of the above, we request the company´s statement about the news, commenting on information deemed relevant.

3. We also recall the obligation set forth in the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market .

4. Such statement shall occur through the Empresas.net System, category: Notice to the Market, type: Clarification on CVM / B3 inquiries, subject: News Disclosed in the Media, which should include the transcription of this letter.

5. We would like to point out that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6.385 / 76, and CVM Instruction No. 452/07, of a fine of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirement contained in this letter, sent exclusively by e-mail, until November 16, as provided for in the sole paragraph of art. 6 of CVM Instruction 358/02. "

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II. CLARIFICATIONS MADE BY SANTANDER BRASIL:

1. We hereby clarify that to this date, neither Santander Brasil nor the Administrator mentioned in the news have received any judicial notification or official information confirming the contents of the aforementioned news.

2. Regarding the use of tax-recovery services of Lupe Consultoria e Assessoria Ltda., Santander Brasil also clarifies that:

a) the agreement was executed in 2013, following strict compliance procedures, which indicated that there were no facts at that time that would discredit the company or its partners;

b) the fees paid were in line with the market average for services of similar nature;

c) the agreement prohibited third parties activities, as well as subcontracting, and

d) Santander voluntarily presented itself before the authorities to provide clarifications and relinquished the financial benefits related to the tax credits identified by the company as soon as the Federal Revenue alerted it about the existence of suspected irregularities in Lupe's activities.

3. Santander Brasil conducted an internal diligence and, based on the facts there determined, is convinced that there is no involvement of its Officers in the accusations mentioned in the aforementioned news.

Santander Brasil will keep its shareholders and the market informed of any relevant information.

São Paulo, November 16, 2017.

Angel Santodomingo

Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 16, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer